

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 12, 2013

Via U.S. Mail
Mr. Danny Aaron
President
Oro Capital Corporation, Inc.
23 Dassan Island Drive
Plettenberg Bay, 6600
South Africa

> **Re: Oro Capital Corporation, Inc.**
> **Amendment to Registration Statement on Form S-1**
> **Filed May 28, 2013**
> **File No. 333-185103**

Dear Mr. Aaron:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Prospectus Summary, page 4

1.   Please review your Summary to ensure it is consistent with the disclosure appearing elsewhere in your document.   For example, on page seven, you imply that you will receive net proceeds from the offering of $34,000; however, none of the scenarios listed under Use of Proceeds would result in your raising this amount. In addition, your disclosure should clearly reflect that the net proceeds disclosed in the Summary assumes you will sell all of the offered shares, of which there is no assurance. Please revise.

Dilution, page 28

If 100% of the Shares are Sold, page 28

2.   We note your disclosure here that upon completion of the offering, the pro forma net tangible book value of the 6,000,000 shares will be $240,000 or $0.004 per share. It appears to us that if 100% of the shares are sold, pro forma net tangible book value upon completion of the offering would be $7,793 or $0.00 per share. Please revise.

3.   We note the following disclosures in the table under each of the scenarios are not consistent with your other disclosures in the registration statement.   It appears to us the disclosures should be as follows:
   - Price per share should be revised to $0.04 under all scenarios
   - Increase to present stockholder in net tangible book value per share after offering should be revised to $0.00 under all scenarios.
   - Number of shares outstanding before the offering should be revised to 5,000,000 under all scenarios.
   - Number of shares after offering assuming the sale of maximum number of shares should be revised to 6,000,000, 5,750,000, 5,500,000 and 5,250,000 under the scenarios 100%, 75%, 50% and 25%, respectively.
   - Capital contributions should be revised to $40,000, $30,000, $20,000 and $10,000 under the scenarios 100%, 75%, 50% and 25% respectively.
   - Number of shares after offering held by public investors should be revised to 1,000,000, 750,000, 500,000 and 250,000 under the scenarios 100%, 75%, 50% and 25% respectively.
   - Percentage of capital contribution by existing shareholder should be revised to $0 under all scenarios.
   - Percentage of capital contribution by new investors should be revised to 17%, 13%, 9% and 5% under the scenarios 100%, 75%, 50% and 25% respectively.
   - Percentage of ownership after offering should be revised to 17%, 13%, 9% and 5% under the scenarios 100%, 75%, 50% and 25% respectively.

        Please advise or revise.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

You may contact Raj Rajan at (202) 551-3388 or Brian Bhandari at (202) 551-3390 if you have questions regarding comments on the financial statements and related matters. If you have questions concerning engineering-related matters, please contact Ken Schuler at (202) 551-3718. Please contact Jay Williamson at (202) 551-3393 or Jim Lopez at (202) 551-3536 with any other questions.

Sincerely,

/s/ James Lopez (for)

John Reynolds
Assistant Director